Room 4561

February 10, 2009

Mark V. Hurd
President and Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

> **Re:** **Hewlett-Packard Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed December 18, 2008**
> **File no. 001-04423**

Dear Mr. Hurd:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

General

1. We are aware of a December 2008 news reports stating that your Dubai-based authorized distributor, Redington Gulf, resells your products into Iran. Those reports indicate that Redington Gulf was formed for the sole purpose of selling

Company products into Iran; that you partnered with Redington Gulf; and that, as of 2007, your printers accounted for 41% of the Iranian printer market. We also are aware of January 2009 news reports stating that you acknowledge you have been aware of Redington Gulf's sales of your products into Iran, and that you have now decided that you will explicitly prohibit Redington Gulf and your other distributors from selling your products into Iran.

In addition, you state on page 32 of your Form 10-K that your office in Switzerland serves as the headquarters of your "Europe, Middle East, Africa" operations. Iran, Syria, and Sudan, countries located in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any disclosure regarding contacts with Iran, Syria, or Sudan.

Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct and indirect arrangements. In this regard, please discuss your past, and your anticipated future, relationship with Redington Gulf. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   On pages 3-7 of your Form 10-K, you describe the computer products, technologies, software, solutions, and services you provide to your customers. Certain types of computers, computer equipment and components, and software are included in the U.S. Department of Commerce's Commerce Control List. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided, directly or indirectly, into Iran, Sudan, or Syria have military uses, and describe possible military uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran, Sudan, or Syria, and discuss any such use of which you are aware. Finally, if you have provided into Iran, directly or indirectly, any products, equipment, components, technology, or services that can be put to military use, please discuss the applicability of the Iran Freedom Support Act of 2006 to your contacts with Iran.

3.   Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should

address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 39

4.   We note from your disclosures in Note 17 that the Company is involved in several lawsuits, claims and investigations. We further note that while management reviews the provisions for such litigations at least quarterly, it is possible that the Company's cash flows or results of operations could be materially affected by the unfavorable resolution of one or more of these contingencies. Given the judgments involved in accounting for these claims and litigations tell us how you considered including a discussion of such contingencies as a critical accounting policy disclosures.

Retirement Benefits, page 45

5.   Tell us your consideration to include a discussion of the current as well as expected ongoing impact of the recent market conditions on each of the significant estimates and assumptions used in your determination of net benefit costs and plan assets for both US and non-US pension plans. In addition, we note that the majority of the assets in the Company's non-US defined benefit plans (approximately 70%) and post-retirement benefit plans (approximately 75%) are invested in equity-related investments and the remainder is in public debt securities. Please explain further how you determined the expected long-term return on asset assumptions used in determining the net benefit cost for each of these plans and tell us what impact, if any, the current economic environment had on such determination.

Results of Operations, page 48

6.   We note that the Company records estimated reductions to revenue for customer
         and distributor programs and incentive offerings including price protection,
         promotions, and other volume-based incentives. We further note from your risk
         factor disclosures that the Company faces aggressive competition, which could
         impact your product pricing. Please provide a roll forward of your allowance for
         these incentive programs and to the extent such provisions are material, tell us
         how you considered including a discussion in MD&A with regards to these
         pricing adjustments and the effects they have had on your revenues and results of
         operations for each period presented. We refer you to SEC Release 33-8350.

HP Financial Services, page 62

7.   We note that the HPFS business model is asset-intensive and uses certain internal
         metrics to measure its performance against other financial services companies,
         including a segment balance sheet that is derived from the Company's internal
         management reporting system. We further note from your disclosures on page 69
         that a "significant portion" of the Company's outstanding debt is related to HPFS.
         Please tell us the amount of debt reflected in HPFS's segment balance sheet for
         each period presented and tell us how you considered disclosing such information
         in your discussion of HPFS segmental results of operations.

Consolidated Statements of Earnings, page 81

8.   We note that the Company enters into certain bundled arrangements that include
         the sale of both products and services (term licenses and design and build
         contracts). Please tell us where you classify the revenues and related cost of
         revenues from these arrangements in your consolidated statements of earnings. If
         you allocate the revenues between products and services, then please explain your
         allocation methodology, why you believe such presentation is reasonable and
         confirm to us that this presentation has been consistently applied. Assuming that
         your presentation of revenues and cost of revenues is considered reasonable for
         purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please
         ensure that your MD&A, Critical Accounting Policies and Estimates and footnote
         disclosures include a discussion of your basis of presentation or allocation
         methodology and discuss the reasons for such presentation or allocation.

9.   We note that you classify amortization of purchased intangible assets as other
         operating expenses in your consolidated statements of earnings. Tell us how you
         considered including the amortization of certain intangibles as a cost of revenue
         pursuant to Question 17 to SFAS 86 Staff Implementation Guide.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 85

10.   We note that the Company recognizes revenues from reseller and distributor sales
        on a sell-in basis when the channel partners have "economic substance apart from
        HP" and the Company has completed its obligations related to the sale. We
        further note from your disclosures on page 21 that some of the Company's
        wholesale and retail distributors may have insufficient financial resources and
        may not be able to withstand changes in business conditions, including economic
        weakness and industry consolidation. You also state that many of your
        significant distributors operate on narrow product margins and have been
        negatively impacted by business pressures. Please explain further the factors
        considered when evaluating the "economic substance" of your channel partners
        and tell us how often you perform such an analysis. Tell us how you considered
        expanding your revenue recognition policy as it relates to channel partner sales to
        include a discussion of such factors and to clarify your policy as it relates to
        revenues recognized on a sell-in versus sell-through basis. Also, tell us the
        amount of channel partner revenues recognized on a sell-in versus sell-through
        basis for each period presented. In addition, for those revenues accounted for on
        a sell-through basis, tell us how you account for the inventory upon delivery to
        the reseller and distributors.

11.   We note from your disclosures on page 24 that some of the Company's
        outsourcing services agreements contain pricing provisions that permit your
        clients to request a benchmark study by a mutually acceptable third-party, which
        could result in pricing adjustments to the outsourcing contract. Please tell us
        when your customer may request this study and tell us what impact, if any, these
        provisions have on your revenue recognition policy for such arrangements.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief